Exhibit 99.1

ANNOUNCEMENT Tuesday 02 June 2004

CABLE & WIRELESS ACQUIRES VIVENDI UNIVERSAL’S CONTROL STAKE IN MONACO TELECOM

Cable and Wireless plc (“Cable & Wireless”) announces today that it has agreed to purchase a 55% stake in Monaco Telecom S.A (“Monaco Telecom”) from Vivendi Universal for a total consideration of Euro 162 million. The acquisition will be funded from Cable & Wireless’ existing cash resources.

Monaco Telecom is 45% owned by the Principality of Monaco (the ‘Principality’) and the transaction is subject to the formal approval of the Monaco government. On completion, Cable & Wireless will transfer a 6% stake in Monaco Telecom to Compagnie Monégasque de Banque S.A.M (‘CMB’) for consideration of Euro 18 million. CMB will be Cable & Wireless’s financial partner in Monaco Telecom and its 6% stake will be subject to certain put and call agreements with Cable & Wireless. Cable & Wireless will have full management control of Monaco Telecom.

Francesco Caio, Chief Executive of Cable & Wireless, said: “The investment in Monaco Telecom is an important step in the expansion of our National Telcos portfolio and we look forward to working with the Principality over the long term. Monaco is a highly attractive location and Cable & Wireless is committed to bringing highest quality telecommunications services to the residents of Monaco, as well as to its public institutions and international business community.”

Monaco Telecom is an integrated telecommunications operator created in 1997 following the privatisation of the Principality’s incumbent public telecommunications operator. Monaco Telecom has a licence to provide public telecommunications services throughout Monaco, with exclusive rights to provide fixed line, mobile, internet access, and cable services in Monaco. Internationally, Monaco Telecom has operated a mobile network in Kosovo since 2000, and at the beginning of 2003 it was awarded the second GSM licence in Afghanistan as the strategic partner in a consortium 51% owned by the Aga Khan Fund for Economic Development.

For the year ended 31 December 2003, Monaco Telecom reported consolidated turnover of Euro 172 million, net profit of Euro 18 million, and had Euro 74 million of net assets at that date which included Euro 73 million of cash.

Lazard Frères and JPMorgan plc are advising Cable & Wireless on this transaction.

Notes to Editors:

About Cable & Wireless

Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless' principal operations are in the United Kingdom, Continental Europe, Asia, the Caribbean, Panama, and the Middle East.

For more information about Cable & Wireless, go to www.cw.com.

About Compagnie Monégasque de Banque S.A.M

CMB was founded in 1976 and has established itself as the Principality’s leading bank. CMB specialises in private banking, asset management and corporate finance.

For more information, please contact:

Cable & Wireless

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468
Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Peter Eustace	Head of Media Relations	+44 20 7315 4495
Rollo Head	Finsbury	+44 20 7251 3801
Alice Macandrew

Each of Lazard Frères and JPMorgan plc is acting for Cable & Wireless and no one else in relation to the proposed acquisition and will not be responsible to anyone other than Cable & Wireless for providing the protections afforded to clients of Lazard Frères or JPMorgan plc (as the case may be) or for providing advice in relation to the proposed acquisition.